UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is an update with respect to recent developments in the business of Star Bulk Carriers Corp. (the “Company”).

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) filed with the U.S. Securities and Exchange Commission on September 2, 2008, as amended.

Exhibit 1

Recent Developments

Star Beta

On February 10, 2009, the Company entered into a 13 to 15 month time charter agreement for the Star Beta at a gross daily rate of $32,500.  The vessel is expected to be delivered to the new charterer in February 2009.

Covenant Waivers

The Company has reached agreements in principle with its lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in its loan agreements. The related terms are described below.

With respect to the $120.0 million facility, the lender will waive the loan-to-value ratio covenant through January 31, 2010.  The Company will provide a first preferred mortgage on the currently debt-free vessel Star Alpha and pledge an account containing $6.0 million as further security for this facility.

With respect to the $150.0 million facility, the lenders will waive the security cover requirement through February 28, 2010, and the minimum asset coverage ratio for the year 2010 will be reduced to 110% from 125%. The Company will provide first preferred mortgages on the currently debt-free vessels Star Kappa and Star Ypsilon and will pledge an account containing $9.0 million as further security for this facility.

With respect to the $35.0 million facility, the lender will waive the security cover requirement through February 28, 2010, and the minimum asset coverage ratio for the year 2010 will be reduced to 110% from 125%.  The Company will pledge an account containing $5.0 million as further security for this facility.

Under the terms of the above referenced agreements, the Company’s dividends and share repurchases are being suspended and the interest spread for each of the above loans will be adjusted to 2% per annum for the duration of the respective waiver period.

The above agreements require final approval by the credit committees of the respective lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: February 12, 2009	By: /s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 964983